Mail Stop 7010



December 2, 2005


Via U.S. mail and facsimile

S. Matthew Schultz
Chairman of the Board
Left Right Marketing Technology, Inc.
585 West 500 South, #180
Bountiful, UT 84010

Re: 	Left Right Marketing Technology, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 4, 2005
File No. 000-09047

Dear Mr. Schultz:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the EDGAR code under which you filed your Schedule 14C was PRE 14C. It appears that the EDGAR code for the filing should be PREM14C as the filing relates to a merger or acquisition.
Please correct the EDGAR code by contacting EDGAR Filer Support at
(202) 551-8900.
2. Please be advised that you are not currently eligible to incorporate by reference to your Exchange Act filings. Please revise to disclose this information in your information statement. In addition, please revise your information statement to disclose the information set forth in Annexes C, D and E.

Cover Page of Schedule 14C

3. We note that you have indicated no filing fee is required. It appears that a filing fee is required pursuant to Rule 0-11 under the
Exchange Act. Please revise the cover page to compute the filing fee. In addition, please pay that filing fee prior to filing your next amendment. See Rule 14c-5(g) under the Exchange Act.

Information Statement

4. Please revise the delivery date referenced on the cover page of your information statement and under Item 1 of your information statement.

Proposal One - Election of Director

5. Please revise Mr. Griffith`s biography to provide dates of employment for each position identified and to provide his employment history for the past five years. In addition, please identify each company referenced in his biography.

6. Please disclose the information required by Item 404(a) of Regulation S-B. See Item 7(b) of Schedule 14A.

7. Please disclose the information required by Item 7(d)(2)(ii) of
Schedule 14A.

8. Please disclose the information required by Item 306 of Regulation
S-B.  See Item 7(d)(3)(i) of Schedule 14A.

9. Please disclose the information required by Item 7(f) of Schedule
14A.

Proposal Two - Approval of the Agreement and Plan of
Reorganization...

10. Please advise us as to the Securities Act exemption upon which you will rely to issue shares of your common stock to SGI stockholders and the facts that make the exemption available.

11. Please remove your statement in the last sentence of the first paragraph of this section that you are providing the information for informational purposes only to your security holders.
12. Please disclose how your company addressed or plan to address conflicts of interest by your officers and directors, given that Mr.
Schroeder, Mr. Schultz and Mr. Griffith were officers and directors of SGI and officers and directors of your company.

13. Please disclose the information required by Item 202 of Regulation S-B. See Item 11(b) of Schedule 14A.

14. Please disclose the general effects on your security holders of issuing shares of your common stock to SGI stockholders. See Item 11(d) of Schedule 14A.

15. Please disclose the information required by Item 13(a) of
Schedule 14A.  See Item 11(e) of Schedule 14A.

16. Please provide the information required by Item 1001 of
Regulation M-A.  See Item 14(b)(1) of Schedule 14A.  Your
information
statement should begin with a summary term sheet.  See Instruction
2
to Item 1001 of Regulation M-A.

17. Please disclose the complete mailing address and telephone number of the principal executive offices of The Ultimate Poker League.
Refer to Item 14(b)(2) of Schedule 14A.

18. We note that you changed accountants on October 1, 2003.
Please
provide the information required by Item 304 of Regulation S-B.
Refer to Item 14(c)(i) of Schedule 14A and Item 14(i) of Form S-4.

Business Conducted

19. Please clarify the business currently conducted by The
Ultimate
Poker League.

20. Please identify the "well known national restaurant chain which owns a major casino to open in 2006 in Las Vegas."

21. Please clarify that you have no agreement or other understanding with any party to host the poker league or air your proposed realty television show.

Terms of the Transaction

22. We note the disclosure in the second paragraph of this section.
Please describe in greater detail the reasons for engaging in the proposed merger.

23. We note the disclosure in the last paragraph of this section.
Please describe in greater detail the federal tax consequences of the proposed merger.
Past Contacts, Transactions or Negotiations

24. Please provide the information required by Item 1005(b) of Regulation M-A. In this regard, the section should include a "background of the merger" section that discusses in reasonable detail the negotiations or material contacts between your company and
SGI, including the identities of all parties involved, the date of each meeting and the matters considered. This section should also discuss each meeting held by your board of directors regarding the proposed merger and its final determination, including the strategic alternatives it considered and why they were not pursued.

Information About the Parties to the Agreement

25. Please disclose the information required by Item 14 of Form S-
4.
Please refer to Item 14(c)(1) of Schedule 14A.

26. We note the disclosure in the second paragraph of this section.
Please disclose the information required by Item 201(b) of Regulation
S-B.

27. Please remove your statement that you are providing certain information to your stockholders for informational purposes only set forth in the first sentence of the third paragraph of this section and in the first sentence of the first paragraph that immediately follows the "Forward Looking Statements" section.

Background of the Industry

28. With respect to each source cited in this section, please advise us as to whether you funded or were otherwise affiliated with the studies or reports. Please also advise us as to whether you believe these studies or reports are the most recent materials on the subject by the authors and whether they are generally available to the public, without payment of subscription or other fees. Have these studies or reports been published in widely circulated media or among members of the industry? If so, please tell us when and where.

Poker League

29. Please explain the basis for the statements set forth in the first, second and third sentences of this section.

Reality TV

30. Please explain the basis for your statement that the interest in the United States in reality based television concepts has been "unwavering and growing."
31. Please explain more clearly the differences between the poker tournaments currently aired on television and your concept of "reality based television surrounding real live poker contest play."
This is very confusing.

The Ultimate Poker League Contest

32. Please disclose the identities of the sponsors referenced in the second sentence of this section. If you have not identified any sponsors, please clearly disclose that you have no sponsors.

Competition

33. Please provide more detail here as to why you believe that your business format is unique.

34. Please explain how your prizes, including the $1,000,000 cash prize disclosed in this document, would "exceed the expectations of contest players."

Government Regulation, Licensing and Taxation

35. Please discuss the basis for your statement that government regulation in your industry is not probable. We note your disclosure that contestants will compete for a cash prize of $1,000,000.
Please
address this in your response.

36. We note the disclosure in the second sentence of this section. Please discuss the relevant laws of the other states in which you intend to conduct your business.

37. It appears that certain of your employees will need to obtain a license from the Nevada Gaming Control Board. Please discuss the licensing requirements and in particular the relevant suitability requirements.

Plan of Operation and Milestones

38. Please significantly revise this section to describe in greater detail your plan of operation for the next 12 months, including a month-by-month analysis of your milestones. Your current disclosure is too general.

39. Please discuss the timing for the commencement of your operations and when you anticipate generating revenue and being profitable.
In
this regard, please discuss any debt obligations you may incur to finance your operations, as well as the anticipated costs of operation.

40. Please discuss the costs associated with your company being a public reporting company and the sources of funds you will use to pay these costs.

Procure Adequate Funding For Operations and the $1,000,000 grand prize

41. Please describe your anticipated sources of financing for the next 12 months of operation. Please also provide a timeline illustrating the points in time you will pursue each option and the order of preferences for your financing options.

Begin Negotiations With Advertising Partners

42. Please disclose your anticipated advertising costs over the next
12 months. In addition, please delete the last sentence of this section.

Secure Contract Labor For Filming

43. We note your disclosure in the first sentence of this section. It does not appear that the referenced experience is disclosed in the biographies of your executive officers and directors. Please revise accordingly.

Item 5. Interests of Certain Persons in Matters to be Acted Upon

44. Please clarify where you state that Mr. Griffith serves as a director of the company, given your proposal number 1.

Item 7. Directors and Executive Officers

45. We note the disclosure in the table regarding the dates served by
Mr. Griffith. It appears that in addition to being a director nominee Mr. Griffith currently serves as your chief financial officer. Please revise accordingly.

Audit Committee and Financial Expert

46. We note your disclosure in the second paragraph of this section.
Please clarify that the term "financial expert" is defined in Item 401(e)(2) of Regulation S-B.

47. Please disclose that Mr. Griffith will not be deemed an independent director as he currently serves as your chief financial officer.

Item 8. Compensation of Directors and Executive Officers

48. Please revise the compensation table to include the compensation paid to Mr. Hall. In this regard, we note the disclosure set forth in Item 10 of your Form 10-K for the fiscal year ended December
31,
2004.  See Item 402(a)(2)(i) of Regulation S-B.

49. Please disclose the information required by Items 402(c) and
(d)
of Regulation S-B with respect to Mr. Hall.

Compensation of Directors

50. Please clarify whether directors may participate under your stock compensation plan.

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is foiled on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at
(202) 551-3708 with any questions.

Sincerely,



Pamela A. Long
Assistant Director
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S. Matthew Schultz
Left Right Marketing Technology, Inc.
December 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE